

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 7, 2011

Via Facsimile

Peter C. Wallace
President and Chief Executive Officer
Robbins & Myers, Inc.
51 Plum Street, Suite 260
Dayton, OH 45440

>   **Re: Robbins & Myers, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2010**
>   **Filed October 26, 2010**
>   **File No. 001-13651**
>   **Response Letter Filed June 23, 2011**

Dear Mr. Wallace:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note the disclosure in your Form 10-Q for the quarter ended February 28, 2011 regarding the ongoing investigation by the Department of Justice and the Department of Commerce to which you refer in your response to comment 1 in our letter dated June 9, 2011. Please clarify for us whether the investigation relates solely to the sale by your Belgian subsidiary of stators to an energy services customer in Syria. Tell us when and how the matter(s) under investigation came to your attention, the nature of the potential violation(s), and the time period during which the potential violation(s) may have occurred.

2. We note your response to comment 2 in our letter dated June 9, 2011. It appears from your response to comment 1 in that letter that your Belgian subsidiary shipped rotors and/or stators to Sudan in May 2008, which would have been within the period covered by our request for a materiality discussion addressing

both quantitative and qualitative factors. Please tell us the amount of revenues relating to shipment(s) from your Belgian subsidiary to Sudan (and/or Iran and Syria) in May 2008.   Please also provide the discussion we requested regarding qualitative factors applicable to any contacts with those countries during the relevant period, including the potential impact of investor sentiment regarding operations associated with the referenced countries.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance